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                                   EXHIBIT 1

         Forfed is a holding company for the ownership by Norman E. Alexander of the Company's common stock and its prin cipal business address is 660 White Plains Road, Tarrytown, New York 10591. Its executive officers and directors are: Norman E. Alexander, Chairman and Director; Stuart Z. Krinsly, Secretary and Director; and David S. Weil, President and Director.

         42 New, 50 Broad and Youandi each is principally engaged in the real estate business and the principal address of each is 200 Park Avenue, Suite 5410, New York, New York 10166. The executive officers and directors of each corporation are: Norman E. Alexander, President and Director; and Stuart Z. Krinsly, Secretary and Director.

         Galleon is engaged in the insurance business and its principal address is 200 Park Avenue, Suite 5410, New York, New York 10166. Its executive officers and directors are: Norman E. Alexander, President and Director; and Stuart Z. Krinsly, Secretary and Director.

         All of the above individuals are U.S. citizens.